August 28, 2019
BY EDGAR AND COURIER
Ms. Jennifer Monick
Mr. Peter McPhun
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hines Global REIT, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 28, 2019
File No. 000-53964

Dear Ms. Monick and Mr. McPhun:
This letter is submitted on behalf of Hines Global REIT, Inc. (the “Company”), in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 14, 2019 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on March 28, 2019 (the “Annual Report”).
For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with the response immediately following.
Form 10-K for the fiscal year ended December 31, 2018
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Market Information, page 37

1.
For your domestic real estate property investments, you disclose that you assume an 8-12 year holding period, other than one property, which had a 19-year holding period. In light of your Plan of Liquidation, please tell us how you determined these holding periods are appropriate.

Response to Comment No. 1
In Item 5 of the Annual Report, the Company provided a summary of the methodology employed to determine its net asset value, including a description of the methodologies used by third-party appraisers to determine the appraised value of the Company’s real estate property investments. The Company respectfully advises the Staff that third-party appraised values are determined utilizing recognized industry standards prescribed by the Uniform Standards of Professional Appraisal Practice or the similar industry standard for the country where the property appraisal is conducted (such as the Royal Institution of Chartered Surveyors). These standards require the appraiser to determine the best estimate of what a willing buyer would pay in the current market regardless of the current owner’s projected holding period. This approach is also consistent with the “market participant” concept required in determining fair value in accordance with Accounting Standards Codification (“ASC”) 820, Fair Value.

Ms. Jennifer Monick
Mr. Peter McPhun
Division of Corporation Finance
August 28, 2019

Appraisers generally analyze project cash flows, yield and total return metrics along with comparable sales to arrive at an appraised value.  Further, the holding period in the appraisals are determined by a number of factors, including leasing profile, return profile, and the typical holding period of investors that are active in the market for similar assets, which can result in varied holding periods for assets. Accordingly, since the determination of an appropriate holding period is not based on the current owner’s projected holding period, the Company’s Plan of Liquidation and Dissolution was not used by the Appraisers to determine the appropriate holding period.
Notwithstanding the response above, in completing the impairment analysis of long-lived assets in accordance with ASC 360-10-35, Impairment and Disposal of Long-Lived Assets, the Company considered the cash flows during the holding periods for each asset which are consistent with our Plan of Liquidation and Dissolution and ASC 360-10-35.
* * * *
The Company respectfully believes that the information contained herein is responsive to the Staff’s comment. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at 713-966-5340.

Sincerely,

/s/ J. Shea Morgenroth
J. Shea Morgenroth Chief Financial Officer

cc:	Alice L. Connaughton, Morrison & Foerster LLP